UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NEW YORK COMMUNITY BANCORP, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Units

(Title of Class of Securities)

64944P307

(CUSIP Number of Class of Securities)

Joseph R. Ficalora

Chairman, President and Chief Executive Officer

New York Community Bancorp, Inc.

615 Merrick Avenue

Westbury, New York 11590

Telephone: (516) 683-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Eric S. Kracov, Esq.

Victor L. Cangelosi, Esq.

Edward G. Olifer, Esq.

Kilpatrick Stockton LLP

607 14th Street, NW

Suite 900

Washington, DC 20005

(202) 508-5800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$188,270,147	$10,506

*

This valuation assumes the exchange of 5,498,544 Bifurcated Option Note Unit SecuritiESSM of New York Community Bancorp, Inc. (“NYB”), stated amount $50.00 per unit, (“BONUSESSM units”) for common shares of NYB, par value $0.01 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of the NYB BONUSESSM units of $34.24 as of July 27, 2009 as reported on the New York Stock Exchange.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #5 for Fiscal Year 2009, effective March 11, 2009, equals $55.80 for each $1,000,000 of the value of the transaction.
☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,506	Filing Party: New York Community Bancorp, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 29, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☒	Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTION

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on July 29, 2009, as amended on August 11, 2009, August 14, 2009 and on August 24, 2009 (the “Schedule TO”) by New York Community Bancorp, Inc. (“NYB”), a Delaware corporation, pursuant to Section 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by NYB to exchange any and all of its 5,498,544 Bifurcated Option Note Unit SecuritiESSM, stated amount $50.00 per unit (the “BONUSESSM units”), comprised of (i) a Trust Preferred Security issued by New York Community Capital Trust V (the “Trust”), having a liquidation preference of $50.00 and a distribution rate of 6% per annum on the stated liquidation preference (“Trust Preferred Security”); and (ii) a warrant to purchase 2.4953 shares of NYB common stock (the “Common Shares”) at any time prior to May 7, 2051, the exercise price of which is currently $50.00, for a number of its Common Shares, at an exchange ratio equal to 3.4144 Common Shares, for each validly tendered and accepted BONUSESSM unit, on the terms and subject to the conditions described in the Offer to Exchange, dated July 29, 2009 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer.

All information in the Offer to Exchange, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 4 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein. All capitalized terms used in this Amendment No. 4 and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange as amended or supplemented.

Items 1 through 11.

The Offer to Exchange, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), is hereby amended and supplemented as follows:

(1) The bullets which follow the second paragraph under the caption “WHERE YOU CAN FIND MORE INFORMATION” on page iv of the Offer to Exchange are amended to include the following additional bullet:

•	Current Report on Form 8-K filed on August 26, 2009.

(2) Item 4(a) of Schedule TO is hereby amended and supplemented by adding the following thereto:

On August 26, 2009, NYB issued a press release announcing the final results of the Exchange Offer which expired at 11:59 p.m., New York City time, on August 25, 2009. The full text of NYB’s press release, relating to the announcement of the final results of the Exchange Offer, is filed herewith as Exhibit (a)(7) and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(7) Press Release, dated August 26, 2009.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Exchange, dated July 29, 2009

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Withdrawal

(a)(1)(D)*	Form of Letter to Clients

(a)(1)(E)*	Form of Letter to The Depository Trust Company Participants

(a)(5)*	Press Release, dated July 29, 2009

(a)(6)*	Press Release, dated August 24, 2009

(a)(7)**	Press Release, dated August 26, 2009

(d)(1)	Underwriting Agreement for offering BONUSESSM units(1)

(d)(2)*	Amended and Restated Declaration of Trust of New York Community Capital Trust V

(d)(3)*	Indenture relating to the Junior Subordinated Debentures between New York Community Bancorp, Inc. and Wilmington Trust Company, as Trustee

(d)(4)*	First Supplemental Indenture between New York Community Bancorp, Inc. and Wilmington Trust Company, as Trustee

(d)(5)*	Form of Preferred Security (included in Exhibit (d)(2))

(d)(6)*	Form of Warrant (included in Exhibit (d)(10))

(d)(7)*	Form of Unit Certificate (included in Exhibit (d)(9))

(d)(8)*	Guarantee issued in connection with the BONUSESSM units

(d)(9)*	Unit Agreement between New York Community Bancorp, Inc., New York Community Capital Trust V and Wilmington Trust Company, as Warrant Agent, Property Trustee and Agent

(d)(10)*	Warrant Agreement between New York Community Bancorp, Inc. and Wilmington Trust Company, as Agent

(d)(11)	Amendment No. 1 to the Amended and Restated Declaration of Trust of New York Community Capital Trust V(2)

(d)(12)	Amendment No. 1 to the First Supplemental Indenture between New York Community Bancorp, Inc. and Wilmington Trust Company, as Trustee(2)

(d)(13)	Amendment No. 1 to the Warrant Agreement between New York Community Bancorp, Inc. and Wilmington Trust Company, as Warrant Agent(2)

*	Previously filed.
**	Filed herewith.
(1)	Incorporated by reference to the exhibits to the Form 8-K filed with the Securities and Exchange Commission on November 4, 2002.
(2)	Incorporated by reference to the exhibits to the Form 8-K filed with the Securities and Exchange Commission on April 17, 2003.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW YORK COMMUNITY BANCORP, INC.

Date: August 26, 2009	By:	/s/ Joseph R. Ficalora
	Name: Title:	Joseph R. Ficalora Chairman, President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Exchange, dated July 29, 2009

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Withdrawal

(a)(1)(D)*	Form of Letter to Clients

(a)(1)(E)*	Form of Letter to The Depository Trust Company Participants

(a)(5)*	Press Release, dated July 29, 2009

(a)(6)*	Press Release, dated August 24, 2009

(a)(7)**	Press Release, dated August 26, 2009

(d)(1)	Underwriting Agreement for offering BONUSESSM units(1)

(d)(2)*	Amended and Restated Declaration of Trust of New York Community Capital Trust V

(d)(3)*	Indenture relating to the Junior Subordinated Debentures between New York Community Bancorp, Inc. and Wilmington Trust Company, as Trustee

(d)(4)*	First Supplemental Indenture between New York Community Bancorp, Inc. and Wilmington Trust Company, as Trustee

(d)(5)*	Form of Preferred Security (included in Exhibit (d)(2))

(d)(6)*	Form of Warrant (included in Exhibit (d)(10))

(d)(7)*	Form of Unit Certificate (included in Exhibit (d)(9))

(d)(8)*	Guarantee issued in connection with the BONUSESSM units

(d)(9)*	Unit Agreement between New York Community Bancorp, Inc., New York Community Capital Trust V and Wilmington Trust Company, as Warrant Agent, Property Trustee and Agent

(d)(10)*	Warrant Agreement between New York Community Bancorp, Inc. and Wilmington Trust Company, as Agent

(d)(11)	Amendment No. 1 to the Amended and Restated Declaration of Trust of New York Community Capital Trust V(2)

(d)(12)	Amendment No. 1 to the First Supplemental Indenture between New York Community Bancorp, Inc. and Wilmington Trust Company, as Trustee(2)

(d)(13)	Amendment No. 1 to the Warrant Agreement between New York Community Bancorp, Inc. and Wilmington Trust Company, as Warrant Agent(2)

*	Previously filed.
**	Filed herewith.
(1)	Incorporated by reference to the exhibits to the Form 8-K filed with the Securities and Exchange Commission on November 4, 2002.
(2)	Incorporated by reference to the exhibits to the Form 8-K filed with the Securities and Exchange Commission on April 17, 2003.